UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 4, 2020, NANO-X IMAGING LTD (the “Company”) exercised its termination right under the share purchase agreement, dated July 20, 2020, between the Company and Asia Beam Limited (“Asia Beam”) relating to sale by the Company to Asia Beam of 1,875,000 ordinary shares at a price of $16 per share, approximately $30 million, before fees and expenses. No payment was made by either party in connection with the termination of the share purchase agreement.

As a result of the termination, the gross proceeds (before fees and expenses) the Company has received and collected from its private placement conducted prior to its initial public offering, which was consummated on August 25, 2020 (the “IPO”), decreased from approximately $109 million to approximately $79 million, and the number of ordinary shares issued to investors in the private placement decreased from 6,812,000 ordinary shares to 4,937,000 ordinary shares.   As announced on August 25, 2020, the Company closed its initial public offering of 10,555,556 ordinary shares, including the full exercise of the underwriters’ option, at a price of $18 per share for gross proceeds of approximately $190 million. The Company believes that the gross proceeds from the IPO, together with cash on hand, cash equivalents and short-term investments, will be sufficient for the use of proceeds described in the Registration Statement on Form F-1, File No. 333-240209.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING, INC.

By:	/s/ Tal Shank
Name:	Tal Shank
Title:	Vice President of Corporate Development

Date: September 8, 2020